UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Supervisory Board Matters

Centogene N.V. (the “Company”) previously announced the resignation of Peer Schatz and Mary Sheahan from the Supervisory Board of the Company (the “Supervisory Board”), effective as of October 24, 2024. Mr. Schatz and Ms. Sheahan have since each notified the Company that they will defer the effective date of their respective resignations from the Supervisory Board to and including November 4, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2024

CENTOGENE N.V.

By:	/s/ Kim Stratton
Name: Kim Stratton
Title: Chief Executive Officer

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